EXHIBIT 1
                                                                       ---------



NEWS RELEASE
FOR IMMEDIATE RELEASE
NOVEMBER 1, 2002

--------------------------------------------------------------------------------

CALGARY, NOVEMBER 1, 2002 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.29131 to 1.30188. Such increase will be effective on November 15, 2002.

The following are the details on the calculation of the Exchange Ratio:

-----------------------------------------------------------------------------------------------------------------------

 Record Date of      Opening     ARC Energy        10 day          Increase     Effective Date of       Exchange
ARC Energy Trust     Exchange       Trust         Weighted            in         the Increase in        Ratio as
  Distribution        Ratio     Distribution       Average         Exchange      Exchange Ratio             of
                                  per Unit     Trading Price of    Ratio **                             Effective
                                                AET.UN (Prior                                             Date
                                              to the end of the
                                                    Month)
-----------------------------------------------------------------------------------------------------------------------
 October 31, 2002    1.29131      $0.13           $12.2978         0.01057      November 15, 2002       1.30188

-----------------------------------------------------------------------------------------------------------------------

     ** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit by the 10 day weighted average trading price of AET.UN.


A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

  For further information about ARC Energy Trust, please visit our new website
                        WWW.ARCRESOURCES.COM or contact:

          Investor Relations, E-mail: arc_energy_trust@arcresources.com
          Telephone: (403) 503-8600                   Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9